NEWS RELEASE

Canarc Begins Preliminary Economic Assessment Report on El Compas Gold-Silver Project in Mexico

Vancouver, Canada – October 14, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has engaged Mining Plus Engineering (“Mining Plus”) to complete during Q4 2015 a NI 43-101 Resource Report and detailed Preliminary Economic Assessment (“PEA”) Report for the newly acquired El Compas project in Mexico.

PEA Details

Mining Plus has been commissioned to complete an updated NI 43-101 resource report and a NI 43-101 Preliminary Economic Assessment (PEA) report for El Compas Project in Mexico, aimed to demonstrate the potential viability of mineral resources at the Mexican project.

The PEA work that has now begun will continue during October, November and December 2015 with a goal to complete the PEA for public disclosure and regulatory filing during January 2016.

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “The engagement of a trusted engineering group, like Mining plus, just days after signing the acquisition agreement, represents Canarc’s first concrete step forward to advance the newly acquired El Compas project in Mexico towards production. The estimated completion of the PEA in January 2016, should help facilitate the financing needed to bring El Compas mine into production during 2016.”

About Mining Plus

Mining Plus is a specialist underground & open pit mining consulting team with global capability and local experience.  Working with trusted partners in process and environmental work Mining Plus delivers fixed price contracts from resource calculations to definitive feasibility level mining studies, as well as mine site technical support and operations management.  Mining Plus prides itself in combining technical expertise and practical experience to deliver the best result for their clients.  With offices in Vancouver, Toronto, Lima, Perth, and Melbourne, Mining Plus has Global expertise in the mining sector.

Qualified Person – Garry Biles, P. Eng., President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:

Canarc Resource Corp

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential Transaction, the completion of a private placement, the benefits of the potential Transaction, the merits of the mineral properties of Canarc and Marlin, the future performance of Canarc and Marlin, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the Company's ability to negotiate a definitive agreement with Marlin and complete the Transaction, the Company's ability to complete a private placement, uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company believes to be reasonable, including expectations regarding the ability of the Company to negotiate a definitive agreement with Marlin and complete the Transaction, the ability of the Company to complete a private placement, the merits of the mineral properties of the Company and Marlin, the accuracy of the mineral resource estimates of the Company and Marlin, mineral exploration and development costs; expected trends in mineral prices and currency exchange rates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.